Exhibit 22.1

Subsidiaries

Name	Jurisdiction of Incorporation or Organization	Ownership	Direct or Indirect
China Real Fortune Mining Limited	British Virgin Islands	100%	Direct
Real Fortune Holdings Limited	Hong Kong	100%	Indirect
Zhangjiakou Tongda Mining Technologies Service Co., Ltd.	PRC	100%	Indirect
Haixing Huaxin Mining Industry Co., Ltd.	PRC	100%	Indirect